As Filed with the Securities and Exchange Commission on December 24, 1998
                                                            -----------------
                              Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              --------------------
                                  MEDQUIST INC.
             (Exact Name of Registrant as Specified in Its Charter)

         New Jersey                                              22-2531298
-------------------------------                              -------------------
(State or Other Jurisdiction of                               (I.R.S. Employer
 Incorporation or Organization)                              Identification No.)

                              Five Greentree Centre
                                    Suite 311
                            Marlton, New Jersey 08053
                                 (609) 596-8877

    ------------------------------------------------------------------------
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                              --------------------

                                 John M. Suender
              Senior Vice President, General Counsel and Secretary
                                  MedQuist Inc.
                              Five Greentree Centre
                                    Suite 311
                            Marlton, New Jersey 08503

            ---------------------------------------------------------
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)

                              --------------------

                Approximate date of commencement of proposed sale
                        of the securities to the public:
   As soon as practicable after the Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box, and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         CALCULATION OF REGISTRATION FEE


  Title Of Each Class                               Proposed Maximum            Proposed
   Of Securities To           Amount To Be           Offering Price              Maximum                Amount Of
     Be Registered             Registered               Per Unit             Offering Price          Registration Fee
Common Stock, no               800,000(1)                 $30.47           $24,376,000(2)              $6,776.53
par value

(1) This Registration Statement covers shares owned by a certain selling shareholder which shares may be offered from time to time by the selling shareholder.
(2) Based upon the average of the bid and asked price of the Common Stock on the Nasdaq National Market on December 17, 1998, estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended.






The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED DECEMBER 24, 1998


PROSPECTUS



                                 [MEDQUIST LOGO]

                                 800,000 Shares
                                  Common Stock


     The shareholder of MedQuist Inc. listed in this prospectus under the title "Selling Shareholder" is offering and selling 800,000 shares of MedQuist common stock pursuant to this prospectus. MedQuist will not receive any proceeds from such sale of its common stock.


 Prospective purchasers should consider the "Risk Factors" beginning on page 4.

     The selling shareholder may sell his MedQuist common stock in one or more transactions on the Nasdaq National Market at market prices prevailing at the time of sale or in private transactions at negotiated prices.

     MedQuist common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol "MEDQ."

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.
            Any representation to the contrary is a criminal offense.



               The date of this prospectus is December ___, 1998.

                                Table of Contents

                                                                       Page
                                                                       ----

Where You Can Find More Information......................................1
Selected Supplemental Financial Data.....................................2
Forward-Looking Statements...............................................3
The Company..............................................................3
Risk Factors.............................................................4
Use of Proceeds..........................................................9
Selling Shareholders.....................................................9
Plan of Distribution.....................................................9
Legal Matters...........................................................10
Experts.................................................................11
Index to Financial Statements..........................................F-1

     You should rely only on the information incorporated by reference or provided in this prospectus. MedQuist has not authorized anyone else to provide you with different information. The selling shareholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus.

                       WHERE YOU CAN FIND MORE INFORMATION

     MedQuist Inc., a New Jersey corporation ("MedQuist"), files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any reports, statements and other information MedQuist files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. MedQuist's SEC filings are also available on the SEC's Internet site (http://www.sec.gov).

     In addition, you may read reports, proxy statements and other information MedQuist files at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     MedQuist has filed a registration statement on Form S-3 (the "Registration Statement") to register the shares of MedQuist common stock offered under this prospectus. This prospectus is a part of that Registration Statement and constitutes a prospectus of MedQuist. As allowed by SEC rules, this prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.

     The SEC also allows MedQuist to "incorporate by reference" the information it files with the SEC, which means MedQuist can disclose information to you by referring you to another document filed separately with the SEC. Information incorporated by reference is deemed to be part of this prospectus. Later information filed by MedQuist with the SEC updates and supersedes this prospectus.

     This prospectus incorporates important business and financial information about MedQuist that is not included in or delivered with this prospectus. Copies of any such information are available without charge to any person to whom this prospectus is delivered, upon written or oral request. Written requests for such documents should be directed to the Corporate Secretary, MedQuist Inc., Five Greentree Centre, Suite 311, Marlton, New Jersey, 08053, and telephone requests may be directed to the Corporate Secretary at (609) 596-8877.

     The following documents previously filed by MedQuist with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated herein by this reference:

                      SEC Filings                                                Period
-----------------------------------------------------------      -------------------------------------
Annual Report on Form 10-K (including those portions of          Year ended December 31, 1997
MedQuist's proxy statement for its 1998 annual meeting
of shareholders incorporated by reference therein)

Quarterly Reports on Form 10-Q (as amended)                      Quarters ended March 31, 1998,
                                                                 June 30, 1998 and September 30, 1998

Current Reports on Form 8-K                                      Filed on May 13, 1998, June 12, 1998,
                                                                 June 29, 1998, September 29, 1998
                                                                 and December 15, 1998

Registration Statement on Form 8-A filed pursuant to             Filed on March 11, 1992
Section 12(g) of the Exchange Act

     All documents filed by MedQuist pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering will be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date any such document is filed.

                      SELECTED SUPPLEMENTAL FINANCIAL DATA
                      (In thousands, except per share data)

The following data is supplemental to reflect the retroactive restatement of the Company's financial statements for its November 30, 1998 acquisition of TL of Florida and its December 10, 1998 acquisition of MRC, both of which will be accounted for as pooling of interests and does not include (i) the estimated transaction costs of $9,500 related to the TLF and MRC acquisitions or (ii) the estimated costs associated with known bonus and severance arrangements with former MRC employees of approximately $1,600, which will be charged to expense in the quarter ended December 31, 1998. The Company derived this information from the audited supplemental financial statements for the years ended December 31, 1995, 1996 and 1997 and from the unaudited supplemental financial statements for the years ended December 31, 1993 and 1994 and for the nine months ended September 30, 1997 and 1998. Operating results for the nine months ended September 30, 1998 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1998. This information is only a summary and you should read it in conjunction with MedQuist's supplemental financial statements and related notes included elsewhere in this Prospectus and other information MedQuist has filed with the SEC. See "Where You Can Find More Information."

                                                                                                                  Nine Months
                                                                                                                      Ended
                                                                 Year Ended December 31,                          September 30,
                                               -----------------------------------------------------------    --------------------
                                                 1993         1994         1995         1996        1997        1997         1998
                                               --------     --------     --------     --------    --------    --------     -------
Statement of Operation Data(1):
Revenues ..................................   $  29,738    $  59,228    $ 109,657    $ 152,109    $ 216,158   $ 158,182   $ 199,790
Costs and expenses:

   Costs of revenues ......................      24,404       46,873       86,265      118,359      168,596     123,112     154,041
   Selling, general and administrative ....       5,635        6,184        9,144       12,527       15,001      10,692      12,831
   Depreciation ...........................       3,205        2,581        5,752        7,372       10,339       7,454       9,470
   Amortization ...........................          12          264          896        3,150        5,652       4,090       2,794
   Nonrecurring merger costs ..............        --           --            347          644        2,075        --         2,182
                                              ---------    ---------    ---------    ---------    ---------   ---------   ---------
              Total operating expenses ....      33,256       55,902      102,404      142,052      201,663     145,348     181,318
                                              ---------    ---------    ---------    ---------    ---------   ---------   ---------
   Operating income (loss) ................      (3,518)       3,326        7,253       10,057       14,495      12,834      18,472
   Interest expense (income), net .........       1,689        2,648        4,252        2,049          469         362        (211)
                                              ---------    ---------    ---------    ---------    ---------   ---------   ---------
   Income (loss) from continuing operations
     before income taxes ..................      (5,207)         678        3,001        8,008       14,026      12,472      18,683
   Income tax provision (benefit) (2) .....      (1,290)        (529)         640        2,720        5,293       4,573       6,935
                                              ---------    ---------    ---------    ---------    ---------   ---------   ---------
   Income (loss) from continuing
     operations (2) .......................      (3,917)       1,207        2,361        5,288        8,733       7,899      11,748
   Discontinued operations (3) ............       3,746        1,612       (1,729)        --           --          --          --
   Extraordinary item (4) .................        --           --           (545)        --           --          --          --
                                              ---------    ---------    ---------    ---------    ---------   ---------   ---------
   Net income(loss) .......................        (171)       2,819           87        5,288        8,733       7,899      11,748
   Inducement deduction (5) ...............        --           --           --           (707)        --          --          --
                                              ---------    ---------    ---------    ---------    ---------   ---------   ---------
   Net income (loss) available to common
     shareholders .........................   $    (171)   $   2,819    $      87    $   4,581    $   8,733   $   7,899   $  11,748
                                              =========    =========    =========    =========    =========   =========   =========

   Basic income (loss) per commons share:
     Continuing operations (1)(2) .........   $   (0.33)   $     .12    $    0.23    $    0.22    $    0.28   $    0.25   $    0.36
     Discontinued operations (3) ..........         .32         0.17        (0.17)        --           --          --          --
     Extraordinary item (4) ...............        --           --          (0.05)        --           --          --          --
     Inducement deduction (5) .............        --           --           --          (0.03)        --          --          --
                                              ---------    ---------    ---------    ---------    ---------   ---------   ---------
                                              $   (0.01)   $   (0.29)   $    0.01    $   (0.19)   $    0.28   $    0.25   $    0.36
                                              =========    =========    =========    =========    =========   =========   =========
   Diluted income (loss) per common share:
     Continuing operations (1)(2) .........   $   (0.33)   $    0.12    $    0.22    $    0.20    $    0.26   $    0.24   $    0.34
     Discontinued operations (3) ..........        0.32         0.17        (0.16)        --           --          --          --
     Extraordinary item (4) ...............        --           --          (0.05)        --           --          --          --
     Inducement deduction (5) .............        --           --           --          (0.03)        --          --          --
                                              ---------    ---------    ---------    ---------    ---------   ---------   ---------
                                              $   (0.01)   $   (0.29)   $    0.01    $   (0.17)   $    0.26   $    0.24   $    0.34
                                              =========    =========    =========    =========    =========   =========   =========
   Balance Sheet Data:
     Working capital ......................   $  10,499    $   6,453    $  13,142    $  33,483    $  36,302   $  31,157   $  45,714
     Total assets .........................      49,742       85,811       91,191      158,551      173,467     163,987     190,799
     Long-term debt, net of current
       portion.............................      13,480       39,577       23,342        9,964        7,589       8,515       4,982
     Shareholder' equity ..................       8,884       12,096       13,065      120,710      131,373      77,061     151,282

Income (loss) reported from continuing
   operations before income taxes, as
   presented ..............................   $  (5,207)   $     678    $   3,001    $   8,008    $  14,026   $   12,47   $  18,683
Income tax provision (benefit) ............      (1,045)         (40)       1,312        3,357        5,975       5,132       7,405
                                                -------    ---------    ---------    ---------    ---------   ---------   ---------
Income (loss) from continuing operations ..   $  (4,162)   $     718    $   1,689    $   4,651    $   8,051   $   7,340   $  11,278
                                                =======    =========    =========    =========    =========   =========   =========
Income (loss) from continuing operations
   per share:
    Basic .................................       (0.36)        0.07         0.16         0.19         0.25        0.23        0.34
    Diluted ...............................       (0.36)        0.07         0.16         0.18         0.24        0.23        0.33


(1) Transcriptions, Ltd. was acquired by MedQuist effective May 1, 1994. All prior businesses of MedQuist have been treated as a discontinued operations.

(2) Signal and TL of Florida were "S" Corporations prior to their mergers with MedQuist, and accordingly, the supplemental statements of operations data does not include a provision for income taxes on their income. The following information sets forth a pro forma presentation of the supplemental income tax provision (benefit), income (loss) from continuing operations and income (loss) from continuing operations per share assuming Signal and TL of Florida were "C" corporations for all periods presented.

(3) On November 14, 1995, MedQuist executed a letter of intent to sell its receivables management business. The operations and net assets of its receivables management business and previously divested businesses have been accounted for as discontinued operations. Discontinuing operations are presented net of tax and include a gain on disposal of $1,749 in 1993 and a loss on disposal of $3,180 in 1995. See Note 3 of Notes to Supplemental Consolidated Financial Statements.

(4)  Represents the loss on early extinguishment of debt, net of income taxes.

(5) Represents issuance of 128 shares of MedQuist Common Stock to induce a warrant holder to exercise. MedQuist recorded a $707 non-recurring deduction from net income available to common shareholders. See Note 8 of Notes to Supplemental Consolidated Financial Statements.

                           Forward-Looking Statements

     Some of the information in this prospectus may contain forward-looking statements. Such statements can be identified by the use of forward-looking language such as "will likely result," "may," "are expected to," "is anticipated," "estimate," "projected," "intends to" or other similar words. MedQuist's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Such statements are subject to certain risks and uncertainties, including but not limited to the risks described below. See "Risk Factors." When considering such forward-looking statements, you should keep in mind these risk factors and other cautionary statements in this prospectus. You should not place undue reliance on any forward-looking statement which speaks only as of the date made.



                                   The Company

Background

     MedQuist is a leading national provider of electronic transcription and information management solutions to the healthcare industry. Through its proprietary software, open architecture environment and network of more than 6,000 trained transcriptionists, MedQuist converts free-form medical dictation into electronically formatted patient records which health care providers use in connection with patient care and for other administrative purposes. MedQuist's customized outsourcing services enable clients to improve the accuracy of transcribed medical reports, reduce report turnaround times, shorten billing cycles and reduce overhead and other administrative costs.

     MedQuist was incorporated in New Jersey in 1984 and reorganized in 1987 as a group of out-patient healthcare businesses affiliated with a non-profit health care provider. By the end of 1995, MedQuist had divested all of its non-medical transcription businesses. Since May 1994, MedQuist has acquired 18 medical transcription companies.

Address and Telephone Number of MedQuist

     MedQuist's executive offices are located at Five Greentree Centre, Suite 311, Marlton, New Jersey 08053 and the telephone number for MedQuist is (609) 596-8877.

                                  Risk Factors

     In considering whether to acquire MedQuist common stock, you should consider carefully the risks associated with the ownership of MedQuist common stock. These risks are described in detail below.

Risks Associated with Acquisitions Generally. Since May 1994, MedQuist has made 18 acquisitions of medical transcription companies. MedQuist's continued growth strategy anticipates additional acquisitions. The success or failure of such a strategy will depend on many factors, including MedQuist's ability to identify suitable acquisition candidates, the purchase price, the availability and terms of financing, and management's ability to integrate effectively the acquired businesses or technologies into MedQuist's operations. In addition, MedQuist may be required to incur additional indebtedness or other liabilities, which could have a material adverse effect on MedQuist's liquidity and capital resources, or issue shares of its capital stock, which could result in dilution to its shareholders. MedQuist cannot assure that it will be successful in its efforts to identify suitable acquisition candidates, finance such acquisitions, negotiate terms favorable to MedQuist for such acquisitions, or to consummate any such acquisitions or, if any such acquisitions are consummated, to integrate the acquired businesses into MedQuist's operations. In addition, MedQuist cannot assure that a given acquisition, if consummated, will not have a material adverse effect on MedQuist's business, financial condition and results of operations.

     Dependence on Key Personnel. MedQuist's success is dependent, in part, upon its ability to attract and retain its key managerial personnel. The loss of services of certain of MedQuist's executive officers for any reason or the inability of MedQuist to attract additional management personnel could have a material adverse effect upon MedQuist's business, financial condition or results of operations. MedQuist does not have key-man insurance on any of its executive officers.

     Rapid Technological Change. The health care information services industry is characterized by rapid technological change, evolving customer needs and emerging technical standards. The introduction of competing services or products incorporating new technologies, such as voice recognition capabilities or other alternative means of data entry and the emergence of new technical standards could render some or all of MedQuist's services unmarketable. MedQuist believes that its future success is dependent in part on its ability to enhance its current services and develop new services that keep pace with technological developments and emerging technical standards, and that address the increasingly sophisticated needs of its customers. MedQuist cannot assure that it will be successful in developing and marketing enhancements to its existing services or new services that respond to technological developments, emerging technical standards, or evolving customer needs, on a timely basis or at all, or that any such enhancements or new services, if developed and introduced, will achieve market acceptance. The failure of MedQuist to develop and introduce service enhancements and new services in a timely and cost-effective manner in response to changing technologies or customer requirements, could have a material adverse effect on MedQuist's business, financial condition and results of operations.

     Ability to Attract and Retain Qualified Transcriptionists. MedQuist's success is also dependent, in part, upon its ability to attract and retain qualified transcriptionists, who can provide the accuracy and turnaround time required by MedQuist's customers. Competition for transcriptionists is intense. MedQuist cannot assure that it will be successful in attracting and retaining the personnel necessary to conduct its business successfully. The inability of MedQuist to attract, hire, assimilate and retain such personnel could have a material adverse effect upon MedQuist's business, financial condition and results of operations.

     Risks Associated with an At-Home Workforce. MedQuist treats certain of its at-home transcriptionists as independent contractors for state tax, benefits and unemployment purposes and as statutory employees for federal income tax and social security tax purposes. In addition, it treats at-home transcriptionists over whom it exercises control, as employees for state tax, benefits, unemployment, federal income tax and social security tax purposes. MedQuist's position regarding treatment of independent contractors may be disputed by federal and state officials, which, if successful, could result in the incurrence of additional employment costs and penalties by MedQuist, and could have a material adverse effect on MedQuist's business, financial condition and results of operations. In addition, any failure by MedQuist to supervise and monitor the at-home employee workforce, or to enforce its policies and procedures with respect to, among other things, confidential information, health and safety, wage and hour, or other governmental regulations, could have a material adverse effect on MedQuist's business, financial condition and results of operations.

     Potential for Significant Fluctuations in Quarterly Operating Results. MedQuist may, in the future, experience significant quarter to quarter fluctuations in its results of operations. Such fluctuations may result in volatility in the price of MedQuist common stock. Quarterly results of operations may fluctuate as a result of a variety of factors, including demand for MedQuist's services, the timing of introduction of new services and service enhancements by MedQuist or its competitors, market acceptance of new services, the size and timing of individual customer contracts, changes in customer budgets, the size and timing of acquisitions, the integration of acquired businesses into MedQuist's operations, the number and timing of new hires, competitive conditions in the industry and general economic conditions. Further, MedQuist's contracts generally involve a significant commitment and may require time-consuming authorization procedures within the customer's organization. For these and other reasons, the sales cycles for MedQuist's services are typically lengthy and subject to a number of factors outside of MedQuist's control. As a result, MedQuist's revenues are difficult to forecast. Accordingly, MedQuist believes that period to period comparisons of results of operations are not necessarily meaningful and that you should not rely upon such comparisons as an indication of future results of operations. In addition, MedQuist's transcription business has grown in recent periods as a result of both internal growth and acquisitions, and MedQuist cannot assure that it can maintain the rate of growth in revenues and profits recently achieved by its transcription business in the future. Because of the foregoing factors, it is possible that in future quarters MedQuist's operating results may be below the expectations of public market analysts and investors. Such an event could have a material adverse effect on the price of MedQuist common stock.

     Potential Volatility of Stock Price. The market price of MedQuist common stock has been, and may in the future be, volatile. Factors such as health care reform measures, acquisitions and operating results, technological innovations or new products or services by MedQuist or its competitors, government regulation, health care legislation, fluctuations in MedQuist's operating results and general market and economic conditions could cause the market price of MedQuist common stock to fluctuate substantially. In addition, the stock market in general has experienced extreme price and volume fluctuations which has resulted in substantial volatility of health care service companies that has often been unrelated to the operating performance of these companies. These or other factors may adversely affect the market price of MedQuist common stock.

     Dependence on Single Line of Business. MedQuist anticipates that it will derive its future revenues solely from providing electronic transcription services to hospitals and other health care organizations on an outsourced basis. MedQuist's future success will depend in part on the continued market acceptance of its transcription services and the continued trend towards outsourcing of transcription services to third-party providers such as MedQuist. A reduction in demand or increase in competition in the market for its transcription services, or decline in sales of its transcription services, could have a material adverse effect on MedQuist's business, financial condition and results of operations.

     Changes in the Health Care Industry. The health care industry is subject to changing political, economic and regulatory influences that may affect the outsourcing arrangements of health care providers. Many federal and state legislators from time to time announce proposed programs to reform the United States health care system at both the federal and state level. These programs may contain proposals to increase governmental involvement in health care, lower reimbursement rates and otherwise change the environment in which providers operate. Health care providers may react to these proposals and the uncertainty surrounding such proposals by curtailing outsourcing arrangements or deferring decisions regarding the use of outsourced services. In response to this environment, many health care providers are consolidating to create larger health care delivery organizations. This consolidation reduces the number of potential customers for MedQuist's services, and the increased bargaining power of these organizations could lead to reductions in the amounts paid for MedQuist's services. The impact of these developments in the health care industry is difficult to predict and could have a material adverse effect on MedQuist's business, operating results and financial condition.

     Inability to Expand Into New Markets. To date, MedQuist's services have been purchased primarily by the medical records departments of hospitals. However, health care services are increasingly being provided at sites other than hospitals, such as outpatient clinics and physician practice groups. MedQuist intends to attempt to increase its limited presence in these alternate site markets. In addition, MedQuist intends to market its services to direct patient care departments within hospitals. Because MedQuist has limited experience in non-hospital markets and in direct patient care departments within hospitals, it may find that significant modifications to its services are necessary before they become useful to a customer or that it may have to adjust its pricing downward. Further, because MedQuist intends to market its services to more departments within hospitals and to hospital related clinics and physician practice groups, purchases of MedQuist's services by these new clients will require approval by different managers at the customer as opposed to the medical records department managers by whom MedQuist is better known. MedQuist's business, operating results and financial condition may be materially and adversely affected if such efforts are not successful.

     Competition. The transcription services industry remains highly fragmented and primarily consists of small, local or regional companies. The Medical Transcription Industry Alliance estimates that there are over 1,500 medical transcription service companies in the United States. As a result, MedQuist competes with a large number of third party transcription companies that offer services that are similar to MedQuist's services and that target the same customers and qualified transcriptionists as MedQuist. MedQuist believes that its ability to compete depends upon many factors within and outside of its control, including the timing and market acceptance of new services and service enhancements developed by MedQuist and its competitors, service quality, performance, price, reliability, customer service and support and ability to attract qualified transcriptionists.

     In addition, MedQuist anticipates increasing competition from other companies that were not traditionally in the medical transcription business. For example, IDX Systems Corporation ("IDX") recently announced the acquisition of EDIX Transcription, one of MedQuist's larger competitors. IDX is a provider of health care information services and stated that it acquired EDIX because of perceived synergies of the medical transcription business (data input) and health information management businesses and is an example of an existing company that could become a competitor. Such potential competitors could have substantially greater financial, technical and marketing resources than MedQuist. As a result, such potential competitors, if they were to enter the medical transcription business, may be able to respond more quickly to evolving technological developments, changing customer needs or emerging technical standards or to devote greater resources to the development, promotion or sale of their services.

     MedQuist also competes with several other substantial national companies including Transcend Services, Inc., Rodeer Systems, Inc., and a subsidiary of Harris Corp. ("Harris"). Harris is a multi-billion dollar entity and has substantially greater financial resources than MedQuist. MedQuist's services also compete with the in-house transcription staffs of potential customers. While MedQuist believes that its growth and earnings have significantly benefitted from the outsourcing by health care providers of non-patient care functions, including transcription services, the current trend could change direction and cause such health care providers to bring all or some of those services in-house.

     In addition, competition may increase due to consolidation of transcription companies. Current and potential competitors may establish cooperative relationships with third parties to increase the ability of their services to address the needs of MedQuist's current and prospective customers. Increased competition may result in price reductions for MedQuist's services, reduced operating margins and the inability of MedQuist to increase its market share, any of which would have a material adverse effect on MedQuist's business, financial condition and results of operations. MedQuist cannot assure that it will be able to compete successfully against current or future competitors or that competitive pressures will not have a material adverse effect on MedQuist's business, financial condition and results of operations.

     Dependence on Proprietary Rights; Risks of Infringement. MedQuist's success is dependent upon its proprietary technology. MedQuist regards the software underlying its services as proprietary, and relies primarily on a combination of contract, copyright and trademark law, trade secrets, confidentiality agreements and contractual provisions to protect its proprietary rights. MedQuist has no patents or patent applications pending, and existing trade secrets and copyright laws afford only limited protection. Despite MedQuist's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of MedQuist's software or to obtain and use information that MedQuist regards as proprietary. Policing unauthorized use of MedQuist's software is difficult. MedQuist cannot assure that its efforts to maintain the confidentiality of its trade secrets and proprietary information will effectively prevent disclosure of MedQuist's confidential information or provide meaningful protection for MedQuist's confidential information if there is unauthorized use or disclosure, or that MedQuist's trade secrets or proprietary information will not be independently developed by MedQuist's competitors. MedQuist cannot assure that its copyrights will provide competitive advantages for MedQuist's products or that they will not be challenged or circumvented by MedQuist's competitors. Litigation may be necessary to defend against claims of infringement, to enforce copyrights of MedQuist, or to protect trade secrets and could result in substantial cost to, and diversion of efforts by, MedQuist. MedQuist cannot assure that it would prevail in any such litigation.

     MedQuist is not aware that any of its software, trademarks, or other proprietary rights infringe the proprietary rights of third parties. However, MedQuist cannot assure that third parties will not assert infringement claims against MedQuist in the future. Any such claims, with or without merit, can be time-consuming and expensive to defend or require MedQuist to enter into royalty or licensing agreements or cease the infringing activities. The failure to obtain such royalty agreements, if required, and MedQuist's involvement in such litigation, could have a material adverse effect on MedQuist's business, results of operations and financial condition.

     Confidentiality Requirements. The medical information transcribed by MedQuist is extremely sensitive. In providing its services, MedQuist is subject to certain contractual, statutory, regulatory and common law requirements regarding the confidentiality of such medical information. MedQuist requires its personnel to agree to keep all medical information confidential and monitors compliance with applicable confidentiality requirements. Failure to comply with such confidentiality requirements could result in material liability to MedQuist.

     Year 2000. There are numerous issues associated with the programming code in existing computer systems as the year 2000 approaches. The "year 2000 problem" is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two-digit year value to 00. The significant issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. MedQuist relies on its systems in operating and monitoring all aspects of its business. MedQuist also relies heavily on the external systems of its customers, suppliers and other organizations with which it does business. MedQuist management is in the process of assessing its internal and external systems to assure MedQuist is prepared for the year 2000. Management does not anticipate that MedQuist will incur significant expenses or be required to invest heavily in computer systems improvements to be year 2000 compliant. However, significant uncertainty exists concerning the potential costs and effects associated with any year 2000 compliance. To date, no material issue has been identified as they relate to MedQuist's efforts to identify year 2000 issues.

     However, despite MedQuist's efforts thus far to address year 2000 compliance, MedQuist cannot guarantee that all internal or external systems will be compliant, or that its business will not be materially adversely affected by any such non-compliance.

     Certain Anti-Takeover Provisions. The New Jersey Shareholders Protection Act prohibits MedQuist from entering into certain business combination transactions with any shareholder of MedQuist which owns 10% or more of the outstanding voting securities of MedQuist, except under certain limited circumstances. In addition, MedQuist's Amended and Restated Certificate of Incorporation gives the Board of Directors the authority without shareholder approval to issue shares of preferred stock, in one or more series, with rights, preferences and privileges that could adversely affect the voting power and the other rights of the holders of the MedQuist common stock. MedQuist's Amended and Restated Certificate of Incorporation provides for staggered terms for the members of the Board of Directors such that no more than one-third of its members stands for re-election in any one year. MedQuist has also entered into certain severance arrangements which provide for payments to certain of its officers upon a "change in control" (as defined therein) of MedQuist. Moreover, the terms of the MedQuist 1992 Stock Option Plan provide that outstanding options automatically vest and become exercisable upon a change in control. These provisions and arrangements may have the effect of delaying, deferring or making more costly a change in control of MedQuist including transactions in which shareholders might otherwise receive a premium for their shares over the then current market price and, therefore, could adversely effect the market price of the MedQuist common stock.

                                 Use of Proceeds

     All net proceeds from the sale of MedQuist common stock will go to the selling shareholder. Accordingly, MedQuist will not receive any proceeds from the sale of the shares by the selling shareholder.


                               Selling Shareholder

     The following table provides certain information as of the date of this prospectus regarding the selling shareholder's ownership of MedQuist common stock and as adjusted to reflect the sale of the shares offered under this prospectus. All of the shares being offered by the selling shareholder were acquired by him as a result of MedQuist's acquisition of Transcriptions Ltd. of Florida, Inc. The shares are being registered to permit public secondary trading in the shares and the selling shareholder may offer the shares after resale from time to time. See "Plan of Distribution."

                                                                                   % of
                                  # of Shares       # of Shares    # of Shares     Shares
                                  Owned Prior       Being          Owned           Owned
                                  to the            Offered        After the       After the
                                  Offering (1)      for Sale       Offering        Offering
                                  ------------      -----------    -----------     --------
Jeffrey Krieger (2)               809,000           800,000        9,000           *

------------------------------------------------------------
* Less than one percent of the outstanding common stock of MedQuist.

(1) Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting or investment power with respect to securities. Shares of MedQuist common stock subject to options or warrants currently exercisable or exercisable within 60 days of the date hereof are deemed outstanding for computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person.

(2) Mr Krieger is the former president and former sole shareholder of TL of Florida. Includes 80,000 shares of MedQuist Common Stock owned of record by MD Oppenheim, as escrow agent.


                              Plan of Distribution

     The selling shareholder has not advised MedQuist of any specific plans for distributing his MedQuist common stock covered by this prospectus. The selling shareholder or his pledgees, donees, transferees or other successors in interest, may sell all, a portion or none of the securities offered by him hereby from time to time. Any such sales may be in one or more transactions (which may include block transactions) on the Nasdaq National Market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the times of such sales or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholder has advised the Company that he has not entered into any agreements, understandings, or arrangements with any underwriters or broker-dealers regarding the sale of his securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of any shares by the selling shareholder. Broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions (which compensation may be in excess of customary commissions). The selling shareholder and any broker-dealers that participate in the distribution of the shares may be deemed to be underwriters and any commissions received by them and any profit on the resale positioned by them might be deemed to be underwriting discounts and commissions under the Securities Act.

     There can be no assurance that the selling shareholder will sell any or all of his shares of MedQuist common stock offered hereby. The Company will receive no proceeds from any sales of MedQuist common stock hereunder by the selling shareholder.

     The Registration Statement of which this prospectus is a part has been filed with the Commission by the Company in accordance with an agreement between the Company and the selling shareholders, pursuant to which the Company has agreed to pay the filing fees, costs and expenses associated with the Registration Statement. Any commissions, discounts or other fees payable to broker dealers in connection with the sale of the shares shall be borne by the selling shareholder. The selling shareholder will pay his own legal and accounting fees and any other expenses incurred by him.

     In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The selling shareholder has advised the Company that he or his pledgees, donees, transferees or other successors in interest may sell all or a portion of the securities covered by this prospectus pursuant to Rule 144 under the Securities Act.

     Upon the Company being notified by the selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of MedQuist common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (ii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon the Company being notified by the selling shareholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

     To comply with securities laws of certain states, if applicable, the shares will be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in such states or an exemption from registration or qualification is available or is complied with.

                                  Legal Matters

     John M. Suender, MedQuist's Senior Vice President and General Counsel has given his opinion that the shares offered by the selling shareholder are legally issued, fully paid and non-assessable. As of the date of this prospectus, Mr. Suender beneficially owns 47,320 shares of MedQuist's common stock.

                                     Experts

     The audited supplemental consolidated financial statements of MedQuist Inc. and Subsidiaries included in this prospectus and the audited consolidated financial statements of MedQuist Inc. and Subsidiaries incorporated by reference in this prospectus and elsewhere in this Registration Statement of which this prospectus is a part, have been audited by Arthur Andersen LLP, independent public accounts, as indicated in their reports with respect thereto, and are included herein and incorporated by reference, respectively, in this prospectus in reliance upon the authority of said firm as experts in giving said reports.

     The audited financial statements of The MRC Group, Inc. and Subsidiary and Medical Records Corp. incorporated by reference in this prospectus and elsewhere in this Registration Statement of which this prospectus is a part, have been audited by Arthur Andersen LLP, independent public accounts, as indicated in their reports with respect thereto, and are incorporated by reference in this prospectus in reliance upon the authority of said firm as experts in giving said reports.

     The combined restated financial statements of Medical Records Corp. and Affiliate, incorporated by reference in this prospectus and elsewhere in the Registration Statement of which this prospectus is a part, have been audited by Skoda, Minotti, Reeves & Co., independent public accounts, as indicated in their report with respect thereto, and are incorporated by reference in this prospectus in reliance upon the authority of said firm as experts in giving said reports.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
MEDQUIST INC. AND SUBSIDIARIES
Report of Independent Public Accountants .............................................   F-2
Supplemental Consolidated Balance Sheets, December 31, 1996 and 1997 .................   F-3
Supplemental Consolidated Statements of Operations for the  years ended December 31,
     1995, 1996 and 1997 .............................................................   F-4
Supplemental Consolidated Statements of Shareholders' Equity for the years ended
     December 31, 1995, 1996 and 1997 ................................................   F-5
Supplemental Consolidated Statements of Cash Flows for the years ended December 31,
     1995, 1996 and 1997 .............................................................   F-6
Notes to Supplemental Consolidated Financial Statements ..............................   F-7
Supplemental Consolidated Balance Sheets, December 31, 1997 and June 30, 1998
     (unaudited) .....................................................................   F-25
Supplemental Unaudited Consolidated Statements of Operations for the nine months ended
     September 30, 1997 and 1998 .....................................................   F-26
Supplemental Unaudited Consolidated Statements of Cash Flows for the nine months ended
     September 30, 1997 and 1998 .....................................................   F-27
Notes to Supplemental Unaudited Consolidated Financial Statements ....................   F-28

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To MedQuist Inc.:

We have audited the accompanying supplemental consolidated balance sheets of MedQuist Inc. (a New Jersey corporation) and Subsidiaries as of December 31, 1996 and 1997, and the related supplemental consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. The supplemental consolidated statements give retroactive effect to the Company's mergers with The MRC Group, Inc. on December 10, 1998 and Transcriptions Ltd. of Florida, Inc. on November 30, 1998, which have been accounted for as pooling-of-interests, as described in Note 1. These supplemental financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the supplemental consolidated financial statements referred to above present fairly, in all material respects, the financial position of MedQuist Inc. and its subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, after giving retroactive effect to the mergers with The MRC Group, Inc. on December 10, 1998 and Transcriptions Ltd. of Florida, Inc. on November 30, 1998 as described in Note 1, all in conformity with generally accepted accounting principles.

                                                Arthur Andersen LLP

Philadelphia, Pa.,
December 22, 1998

                         MEDQUIST INC. AND SUBSIDIARIES

                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                                                    December 31
                                                                               ---------------------
                                                                                 1996         1997
                                                                               --------     --------
                               ASSETS
Current assets:
   Cash and cash equivalents .............................................     $ 14,940     $ 14,489
   Short-term investments ................................................        3,002        4,003
   Accounts receivable, net of allowance of $1,032 and $1,298 ............       32,315       41,819
   Deferred income taxes .................................................        3,022        2,871
   Prepaid expenses and other ............................................          665          307
                                                                               --------     --------
                  Total current assets ...................................       53,944       63,489
Property and equipment, net ..............................................       21,298       25,442
Intangible assets, net ...................................................       79,531       82,382
Other ....................................................................        3,778        2,154
                                                                               --------     --------
                                                                               $158,551     $173,467
                                                                               ========     ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Current portion of long-term debt .....................................     $  4,391     $  6,792
   Accounts payable ......................................................        4,976        5,777
   Accrued payroll .......................................................        5,663        7,175
   Accrued expenses ......................................................        5,431        7,443
                                                                               --------     --------
                  Total current liabilities ..............................       20,461       27,187
                                                                               --------     --------
Long-term debt ...........................................................        9,964        7,589
Other long-term liabilities ..............................................        1,219        1,130
Deferred income taxes ....................................................        6,197        6,188
Commitments and contingencies (Note 10)
Shareholders' equity:
   Common stock, no par value, 60,000 shares authorized, 31,428 and 32,138
     shares issued and outstanding .......................................         --           --
   Additional paid-in capital ............................................      115,978      119,008
   Retained earnings .....................................................        4,732       12,365
                                                                               --------     --------
                  Total shareholders' equity .............................      120,710      131,373
                                                                               --------     --------
                                                                               $158,551     $173,467
                                                                               ========     ========


        The accompanying notes are an integral part of these statements.
                                       F-3

                         MEDQUIST INC. AND SUBSIDIARIES

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)


                                                                         Year Ended December 31
                                                            -------------------------------------------
                                                               1995             1996             1997
                                                            ---------        ----------       ---------
Revenues ............................................       $ 109,657        $ 152,109        $ 216,158
Costs and expenses:
   Cost of revenues .................................          86,265          118,359          168,596
   Selling, general and administrative ..............           9,144           12,527           15,001
   Depreciation .....................................           5,752            7,372           10,339
   Amortization .....................................             896            3,150            5,652
   Restructuring charges ............................             347              644            2,075
                                                            ---------        ---------        ---------
                  Total operating expenses ..........         102,404          142,052          201,663
Operating income ....................................           7,253           10,057           14,495
Interest expense, net ...............................           4,252            2,049              469
                                                            ---------        ---------        ---------
Income from continuing operations before income taxes           3,001            8,008           14,026
Income tax provision ................................             640            2,720            5,293
                                                            ---------        ---------        ---------
Income from continuing operations ...................           2,361            5,288            8,733
Discontinued operations, net of income taxes:
     Income from operations .........................           1,451             --               --
     Loss on disposal ...............................          (3,180)            --               --
                                                            ---------        ---------        ---------
Income before extraordinary item ....................             632            5,288            8,733
Loss on early extinguishment of debt, net of
   income tax benefit ...............................            (545)            --               --
                                                            ---------        ---------        ---------
Net income ..........................................              87            5,288            8,733
Inducement of warrant exercise ......................            --               (707)            --
                                                            ---------        ---------        ---------
Net income available to common shareholders .........       $      87        $   4,581        $   8,733
                                                            =========        =========        =========

Basic income per common share (Note 1):
   Income from continuing operations ................       $    0.23        $    0.22        $    0.28
   Discontinued operations ..........................           (0.17)            --               --
   Extraordinary item ...............................           (0.05)            --               --
   Inducement of warrant exercise ...................            --              (0.03)            --
                                                            ---------        ---------        ---------
                                                            $    0.01        $    0.19        $    0.28
                                                            =========        =========        =========
Diluted income per common share (Note 1):
   Income from continuing operations ................       $    0.22        $    0.20        $    0.26
   Discontinued operations ..........................           (0.16)            --               --
   Extraordinary item ...............................           (0.05)            --               --
   Inducement of warrant exercise ...................            --              (0.03)            --
                                                            ---------        ---------        ---------
                                                            $    0.01        $    0.17        $    0.26
                                                            =========        =========        =========

        The accompanying notes are an integral part of these statements.

                         MEDQUIST INC. AND SUBSIDIARIES

          SUPPLEMENTAL CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)



                                                                Common Stock             Additional
                                                            --------------------          Paid-in        Retained
                                                            Shares        Amount          Capital        Earnings          Total
                                                            ------        ------         ----------      ---------       ---------
BALANCE, DECEMBER 31, 1994 ........................         10,419       $    --         $   9,860       $   2,490       $  12,350
   Net income .....................................           --              --              --                87              87
   Exercise of Common stock options,
     including tax benefit ........................            556            --             1,506            --             1,506
   Merger costs ...................................           --              --               (51)           --               (51)
   Distributions ..................................           --              --              --            (1,498)         (1,498)
   Issuance of Common stock in connection with
     business acquisition .........................             70            --               185            --               185
                                                         ---------       ---------       ---------       ---------       ---------

BALANCE, DECEMBER 31, 1995 ........................         11,045            --            11,500           1,079          12,579
   Net income .....................................           --              --              --             5,288           5,288
   Exercise of Common stock options,
     including tax benefit ........................             98            --               336            --               336
   Issuance of Common stock in connection with
     business acquisitions ........................          4,773            --            10,751            --            10,751
   Sale of Common stock, net of expenses ..........         12,532            --            86,707            --            86,707
   Distributions ..................................           --              --              --              (928)           (928)
   Exercise of warrants, including
     inducement charge ............................          3,016            --             6,980            (707)          6,273
   Purchase and retirement of Common stock, at cost
                                                               (36)           --              (296)           --              (296)
                                                         ---------       ---------       ---------       ---------       ---------

BALANCE, DECEMBER 31, 1996 ........................         31,428            --           115,978           4,732         120,710
   Net income .....................................           --              --              --             8,733           8,733
   Exercise of Common stock options,
     including tax benefit ........................            533            --             2,377            --             2,377
   Sale of Common stock, net of expenses ..........             33            --               251            --               251
   Distributions ..................................           --              --              --            (1,100)         (1,100)
   Purchase and retirement of Common stock, at cost
                                                               (82)           --              (676)           --              (676)
   Exercise of warrant, including
     tax benefit ..................................            226            --             1,078            --             1,078
                                                         ---------       ---------       ---------       ---------       ---------

BALANCE, DECEMBER 31, 1997 ........................         32,138       $    --         $ 119,008       $  12,365       $ 131,373
                                                         =========       =========       =========       =========       =========

        The accompanying notes are an integral part of these statements.

                         MEDQUIST INC. AND SUBSIDIARIES
               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                              Year Ended December 31
                                                                    ----------------------------------------
                                                                       1995           1996           1997
                                                                     --------       --------       --------
OPERATING ACTIVITIES:
   Net income .................................................      $     87       $  4,581       $  8,733
   Adjustments to reconcile net income to net cash
     provided by operating activities-
       Depreciation and amortization ..........................         8,295         10,522         15,991
       Amortization of debt discounts .........................           131            704           --
       Loss on disposal of discontinued operations ............         4,286           --             --
       Loss on early extinguishment of debt ...................           545           --             --
       Deferred income tax provision (benefit) ................          (146)         1,813           (200)
       Loss (gain) on disposal of property ....................            (1)          --              223
       Changes in assets and liabilities, excluding
          effects of acquisitions and divestitures--
           Accounts receivable, net ...........................          (908)        (5,571)        (7,230)
           Prepaid expenses and other .........................           452          1,403            631
           Other assets .......................................           (26)           182           (362)
           Accounts payable ...................................           303         (1,983)           543
           Accrued payroll ....................................          (244)           773            817
           Accrued expenses ...................................          (123)        (1,605)         2,358
           Other long-term liabilities ........................           (91)           (79)           (87)
                                                                     --------       --------       --------
           Net cash provided by operating activities ..........        12,560         10,740         21,417
                                                                     --------       --------       --------
INVESTING ACTIVITIES:
   Purchases of property and equipment ........................        (7,065)        (6,509)       (13,716)
   Acquisitions, net of cash acquired .........................        (1,825)       (26,205)        (5,628)
   Proceeds from divestiture ..................................        16,723           --             --
   Sale (purchase) of investments .............................         2,400         (5,893)           973
                                                                     --------       --------       --------
           Net cash provided by (used in)investing activities..        10,233        (38,607)       (18,371)
                                                                     --------       --------       --------
FINANCING ACTIVITIES:
   Repayments of long-term debt and subordinated payable ......       (24,485)       (38,728)        (3,757)
   Proceeds from issuance of long-term debt ...................         5,000          7,057           --
   Borrowing under line of credit .............................           265             64           --
   Merger costs ...............................................           (51)          --             --
   Distributions ..............................................        (1,506)          (973)        (1,100)
   Proceeds from exercise of Common stock options .............           296            226          1,277
   Net proceeds from issuance of Common stock .................           796         68,714            251
   Purchase and retirement of Common stock, at cost ...........          --             (296)          (676)
   Deferred financing costs ...................................          (178)          --             --
   Proceeds from exercise of warrants .........................          --             --              508
                                                                     --------       --------       --------
           Net cash provided by (used in) financing activities        (19,863)        36,064         (3,497)
                                                                     --------       --------       --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ..........         2,930          8,197           (451)
CASH AND CASH EQUIVALENTS, BEGINNING
   OF YEAR ....................................................         3,813          6,743         14,940
                                                                     --------       --------       --------
CASH AND CASH EQUIVALENTS, END OF YEAR ........................      $  6,743       $ 14,940       $ 14,489
                                                                     ========       ========       ========

        The accompanying notes are an integral part of these statements.

                         MEDQUIST INC. AND SUBSIDIARIES

             NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Background

MedQuist Inc. (the "Company" or "MedQuist") is a leading national provider of electronic transcription and document management services to the health care industry in the United States. MedQuist was incorporated in New Jersey in 1987 as a group of outpatient health care businesses affiliated with a nonprofit health care provider. In May 1994, Transcriptions, Ltd. was acquired (see Note
2). In November 1995, the Company discontinued its receivables management business. The operations and net assets of the receivables management business and the outpatient businesses, which together formed one business segment, have been accounted for as discontinued operations (see Note 3).

Basis of Presentation

On May 28, 1998, the Company consummated the acquisition of Digital Dictation, Inc. ("DDI"). The acquisition was accounted for using the pooling-of-interests method of accounting and the Company's historical financial statements were retroactively restated to reflect the combination with DDI. The restated financial statements were issued in Item 5 of the Company's June 30, 1998 quarterly report on Form 10-Q.

On August 18, 1998, the Company consummated the acquisition of Signal Transcription Network, Inc. ("Signal"). The acquisition was accounted for using the pooling-of-interests method of accounting and the Company's historical financial statements were retroactively restated to reflect the Combination with Signal. The restated financial statements were issued in Item 5 of the Company's September 30, 1998 quarterly report on Form 10-Q.

On November 30, 1998 and December 10, 1998, the Company consummated the acquisitions of Transcriptions Ltd. of Florida, Inc. ("TLF") and The MRC Group, Inc. ("MRC"), respectively, which will be accounted for using the pooling-of-interests method. Accounting Principles Board Opinion No. 16 precludes the restatement of financial statements for a pooling-of-interests transaction prior to the issuance of financial statements covering a period encompassed by the transaction. Accordingly, the accompanying consolidated financial statements set forth a supplemental presentation of the Company's financial statements, retroactively restated to reflect the combinations with TLF and MRC (see Note 11). The accompanying supplemental consolidated financial statements do not include the estimated transaction costs related to the TLF and MRC acquisitions of $9,500, and costs associated with known bonus and severance arrangements with former MRC employees of approximately $1,600, which will be charged to expense in the quarter ended December 31, 1998. In addition, the Company expects to record a restructuring charge in the quarter ended December 31, 1998 for certain costs associated with combining the companies, primarily severance and duplicate facility leases.

                         MEDQUIST INC. AND SUBSIDIARIES

                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

Pro Forma Presentation for Signal and TLF Income Taxes

Prior to their mergers with the Company, Signal and TLF were taxed as "S" Corporations. Accordingly, no tax provision is included in the accompanying supplemental financial statements related to Signal and TLF's income. The following pro forma presentation sets forth the Company's supplemental income tax provision, income from continuing operations and income from continuing operations per share as if Signal and TLF had been taxed as "C" Corporations for all periods presented.


                                                                  YEAR ENDED DECEMBER 31
                                                            ---------------------------------
                                                             1995         1996          1997
                                                            -------      -------      -------
Income from continuing operations before income
  taxes, as reported .................................      $ 3,001      $ 8,008      $14,026
Pro forma income tax provision .......................        1,312        3,357        5,975
                                                            -------      -------      -------
Pro forma income from continuing operations ..........      $ 1,689      $ 4,651      $ 8,051
                                                            =======      =======      =======
Pro forma income per share from continuing operations:
     Basic ...........................................      $  0.16      $  0.19      $  0.25
     Diluted .........................................      $  0.16      $  0.18      $  0.24


Common Stock Splits

On September 9, 1997, the Company effected a three-for-two stock split for all shares of Common stock. Further, on June 15, 1998, the Company effected a two-for-one stock split for all shares of Common stock. All share data in the accompanying financial statements has been retroactively adjusted to reflect both stock splits.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities and contingency disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Fees for transcription-related services are based primarily on contracted rates, and revenue is recognized upon the rendering of services and delivery of records.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments purchased with an original maturity of three months or less, consisting primarily of cash on deposit with banks. At December 31, 1997, cash and cash equivalents included a restricted certificate of deposit of $1,339 which was used to repay a note payable in January 1998.
                                       F-8

                         MEDQUIST INC. AND SUBSIDIARIES
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

Investments

Investments held by the Company consist primarily of investments in high-quality, fixed-income bonds with varying maturities and rates. At December 31, 1996 and 1997, these investments totaled $5,975 and $4,003, respectively, and are included in short-term investments and long-term other assets in the accompanying supplemental consolidated balance sheets. In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," debt securities that the Company has both the intent and ability to hold to maturity are carried at amortized cost.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization have been provided using the straight-line method over the estimated useful lives of the assets, which range from two to seven years for furniture, equipment and software, and the lease term for leasehold improvements. Repairs and maintenance costs are charged to expense as incurred. Additions and betterments are capitalized. Gains or losses on disposals are charged to operations. Certain internally developed software costs totaling $171, have been capitalized in 1997 in accordance with the AICPA's Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which was early adopted by DDI prior to its merger with the Company. These costs include $142 of salaries and fringe benefits for software developers and $29 of telecommunications and outside consultant costs. Such costs will be amortized, beginning in 1998, using the straight-line method over the estimated useful life of five years.

Intangible Assets

Intangible assets consist primarily of the excess of cost over the net asset value of acquired businesses, customer lists, non-compete agreements and employee bases. The excess of cost over the net asset value related to the May 1994 acquisition of Transcriptions, Ltd. (see Note 2) is being amortized over 40 years. The excess of cost over the net asset value related to other acquisitions is being amortized over 20-30 years. Customer lists and employee bases are being amortized over 10-20 years and five years, respectively. Non-compete agreements are amortized over their terms, ranging from 1.5 years to four years. Subsequent to its acquisitions, the Company continually evaluates whether later events and circumstances have occurred that indicate that the remaining estimated useful life of intangible assets may warrant revision or that the remaining balance may not be recoverable. When factors indicate that intangible assets should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted cash flows in measuring whether the intangible asset should be written down to fair value. Measurement of the amount of the impairment will be based on appraisal, market value of similar assets or estimated discounted future cash flows resulting from the use and ultimate disposition of the assets. As of December 31, 1997, management believes that no revision to the remaining useful lives or write-down of intangible assets is required.

Preferred Stock Investment

During 1997, MRC invested $1,200 for an approximate 10% preferred stock equity interest in Articulate Systems, Inc. The investment has been accounted for under the cost method of accounting and is included in long-term other assets in the accompanying supplemental consolidated balance sheets.

                         MEDQUIST INC. AND SUBSIDIARIES
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

MRC Restructuring Charges

In 1995, MRC's board of directors approved a management plan to close certain client service centers (CSC's) in order to reduce costs and improve operating efficiencies. The cost of implementing the plan totaled approximately $347 and was primarily related to long-term non-cancelable leases. The charge was recognized in 1995 in accordance with the criteria set forth in EITF 94-3; Liability Recognition For Costs to Exit An Activity (Including Certain Costs Incurred In A Restructuring) and is reflected in the consolidated statement of operations as restructuring charges.

In 1996, MRC's board of directors approved a separate management plan to close and or merge several redundant CSC's as well as certain corporate offices in order to reduce costs and improve operating efficiencies. The plan was essentially completed during 1997 and included the cost of exiting certain facilities, primarily related to non-cancelable leases, and employee severance costs. Costs associated with the plan of approximately $644 have been recognized in 1996 in accordance with EITF 94-3 and are reflected in the supplemental consolidated statement of operations as restructuring charges.

In 1997, MRC's board of directors approved a separate management plan to close and/or merge several redundant CSC's in order to further reduce costs and improve operating efficiencies. The plan anticipated completion during 1998 and included the cost of exiting certain facilities, primarily related to non-cancelable leases and the disposition of fixed assets, and employee severance costs. Costs associated with the plan of approximately $2,075 have been recognized in 1997 in accordance with EITF 94-3 and are reflected in the supplemental consolidated statement of operations as restructuring charges. Included in this amount is approximately $705 for the disposal of assets and approximately $800 in severance and employee contract buy outs. The balance is primarily related to non-cancelable lease costs. The severance costs are attributable to eight individuals from various levels of operational and senior management.

As of December 31, 1996 and 1997, approximately $870 and $1,733 of these activities had not been completed and are included in accrued expenses in the supplemental consolidated balance sheets. All other costs have been paid or charged to the accrual.

Advertising Costs

The Company charges advertising costs to expense as incurred. Advertising expense was $191, $329 and $678 for the years ended December 31, 1995, 1996 and 1997, respectively.

Research and Development Costs

Research and development costs are expenses as incurred. There were no research and development costs in 1995. Total research and development costs were approximately $450 and $550 for the years ended December 31, 1996 and 1997, respectively.

                         MEDQUIST INC. AND SUBSIDIARIES
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

Statements of Cash Flow Information

For the years ended December 31, 1995, 1996 and 1997, the Company paid interest of $3,841, $1,404 and $1,027, respectively, and income taxes of $521, $1,700 and $3,162, respectively. Capital lease obligations of $612, $191 and $174 were incurred on equipment leases entered into in 1995, 1996 and 1997, respectively. In 1996, $500 of debt was exchanged for shares of capital stock.

The following table displays the net noncash financing activities resulting from the Company's business acquisitions accounted for under the purchase method (see
Note 2):

                                                        YEAR ENDED DECEMBER 31
                                                     ----------------------------
                                                   1995           1996           1997
                                                 --------       --------       --------
Noncash net assets acquired ...............      $ 24,724       $ 35,724       $  8,965
Less- Seller notes and payables ...........       (22,714)        (3,318)        (3,337)
Common stock issued .......................          (185)        (6,201)          --
                                                 --------       --------       --------

    Net cash paid for business acquisitions      $  1,825       $ 26,205       $  5,628
                                                 ========       ========       ========


Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income Per Common Share

In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." This statement establishes new standards for computing and presenting earnings per share and requires the restatement of prior year amounts. The Company adopted SFAS No. 128 effective December 31, 1997.

Basic income per share is calculated by dividing net income by the weighted average number of shares of Common stock outstanding for the period. Diluted income per share is calculated by dividing net income by the weighted average number of shares of Common stock outstanding for the period, adjusted for the dilutive effect of Common stock equivalents, which consist of stock options, using the treasury stock method.

                         MEDQUIST INC. AND SUBSIDIARIES
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

The table below sets forth the reconciliation of the numerators and denominators of the basic and diluted income per share computations for income from continuing operations:



                                                               YEAR ENDED DECEMBER 31
                    ----------------------------------------------------------------------------------------------------------
                                    1995                                1996                               1997
                    ---------------------------------     --------------------------------   ---------------------------------
                                                PER                                  PER                                 PER
                                               SHARE                                SHARE                               SHARE
                       INCOME      SHARES      AMOUNT      INCOME      SHARES       AMOUNT    INCOME      SHARES        AMOUNT
                       ------      ------      ------      ------      ------       ------    ------      ------        ------
Basic income from
continuing
operations ......      $2,361      10,289      $ 0.23      $5,288      24,138       $ 0.22    $8,733      31,726       $ 0.28
Effect of
dilutive
securities ......        --           552       (0.01)        --        1,906        (0.02)     --         1,632        (0.02)
                       ------      ------       -----      ------      ------       ------    ------      ------       ------


Diluted income
from continuing
operations ......      $2,361      10,841      $ 0.22      $5,288      26,044      $  0.20    $8,733      33,358       $ 0.26
                       ======      ======       =====      ======      ======      =======    ======      ======       ======


For the years ended December 31, 1995, 1996 and 1997, 645, 1,288 and 1,961
Common stock options and warrants were excluded from the diluted computation because their effect would be anti-dilutive.

New Accounting Pronouncement

In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." This statement establishes additional standards for segment reporting in the financial statements and is effective for fiscal years beginning after December 15, 1997. Management believes that SFAS No. 131 will have no effect on the Company's financial statements.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

2. ACQUISITIONS

Effective May 1, 1994, the Company purchased substantially all of the assets of Transcriptions, Ltd. and affiliates ("Transcriptions"), as well as assumed certain liabilities, as defined, for $16,930 in cash, including acquisition costs of $322, plus the payment of Transcriptions' interest bearing debt of $5,816, plus a deferred purchase price based on future operating results. Effective December 29, 1995, and in connection with the sale of the receivables management division (see Note 3), the Company fixed the deferred purchase price by agreeing to pay the former owners of Transcriptions $18,375 in cash and issue 2,584 shares of Common stock (valued at $4,550 for financial reporting purposes) on August 31, 1996.

                         MEDQUIST INC. AND SUBSIDIARIES
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

2. ACQUISITIONS -- (CONTINUED)

The total purchase price for the Transcriptions acquisition was $44,797. The acquisition has been accounted for using the purchase method with the purchase price allocated to the fair value of the acquired assets and liabilities.

In July 1996, MRC acquired all of the outstanding capital stock of Medical Records Corp. The former shareholders of Medical Records Corp. received total consideration of approximately $27,000, consisting of cash, notes and shares of Common stock. The acquisition was accounted for as a purchase, and the results of Medical Records Corp. are included in the accompanying supplemental consolidated financial statements from the date of the acquisition. In connection with the acquisition, MRC assumed certain acquisition-related liabilities from Medical Records Corp. The cost of the acquisition has been allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed. The allocation resulted in goodwill and other intangible assets of approximately $33,015, which are being amortized over lives of 1.5 to 30 years.

The following unaudited pro forma summary presents the results of operations of the Company as if the payment of the Transcriptions deferred purchase price, which causes additional amortization and interest expense, and the Medical Records Corp. acquisition had occurred on January 1, 1995.

                                                      YEAR ENDED DECEMBER 31
                                                     ------------------------
                                                       1995           1996
                                                       ----           ----
Revenues .....................................      $ 152,259       $ 179,683
Income (loss) from continuing operations .....         (4,053)            726
Basic and diluted income (loss) per share from
     continuing operations ...................           (.39)            .03

From 1995 through 1997, the Company completed several smaller acquisitions accounted for using the purchase method. Pro forma information is not presented as these acquisitions are not material to the Company.

Certain of the acquisitions provide for additional consideration to be paid if net future billings to defined customers exceed specified contractual levels. These provisions expire in 2000 and 2001, and are generally payable on a quarterly basis. When the contingency is resolved and additional consideration is due, the Company accounts for the payment as additional purchase price and amortizes the additional amount paid over the remaining life of the asset.

In 1998, the Company completed certain acquisitions accounted for under the pooling-of-interests method (see Note 11).

3. DISCONTINUED OPERATIONS

In December 1995, the Company sold its receivables management business for total consideration of $17,330. The accompanying financial statements reflect the receivables management business as discontinued operations. For the year ended December 31, 1995, the discontinued operation generated revenue of $18,767 and net income of $1,451. The 1995 divestiture generated an after-tax loss of $3,180, which includes net income of $113 related to operations from the November 14, 1995 measurement date through the December 29, 1995 disposal date.

                         MEDQUIST INC. AND SUBSIDIARIES
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

4. PROPERTY AND EQUIPMENT

                                                            DECEMBER 31
                                                     -----------------------
                                                       1996           1997
                                                       ----           ----

Furniture, equipment and software .............      $ 37,098       $ 46,608
Leasehold improvements ........................           911          1,341
                                                     --------       --------
                                                       38,009         47,949
Less- Accumulated depreciation and amortization       (16,711)       (22,507)
                                                     --------       --------

                                                     $ 21,298       $ 25,442
                                                     ========       ========

In 1995, MRC evaluated the remaining estimated useful lives of certain equipment, including dictation equipment and related software. As a result, the remaining lives of these assets were shortened, which resulted in an increase in depreciation expense of $741 in 1995.

5. INTANGIBLE ASSETS

                                                   DECEMBER 31
                                             ----------------------
                                               1996           1997
                                            --------       --------

Excess of cost over net asset value of
  acquired businesses ................      $ 62,940       $ 64,600
Customer lists .......................        14,880         21,552
Non-compete agreements ...............         3,305          3,405
Employee base ........................         2,439          2,514
Other ................................           122            137
                                            --------       --------
                                              83,686         92,208
Less- Accumulated amortization .......        (4,155)        (9,826)
                                            --------       --------

                                            $ 79,531       $ 82,382
                                            ========       ========

                         MEDQUIST INC. AND SUBSIDIARIES
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

6. LONG-TERM DEBT

                                                                            DECEMBER 31
                                                                      -----------------------
                                                                        1996           1997
                                                                      --------       --------

Line of credit .................................................      $    329       $    132
Note payable to bank ...........................................         6,650          5,250
Note payable to former shareholders' of
    Medical Records Corp. ......................................         2,000          2,000
Subordinated convertible 6% promissory note, due September 2003,
    converted in January 1998 ..................................         1,288          1,288
Promissory notes, repaid in January 1998 .......................           979          3,797
Capital lease obligations ......................................         2,910          1,786
Other ..........................................................           199            128
                                                                      --------       --------
                                                                        14,355         14,381
Less- current portion ..........................................        (4,391)        (6,792)
                                                                      --------       --------

                                                                      $  9,964       $  7,589
                                                                      ========       ========


On April 23, 1997, the Company amended its credit facility to provide for a $10 million unsecured senior revolving line of credit through April 23, 2000. The revolver bears interest at resetting rates selected by the Company from various alternatives. The interest rate alternatives are either (i) the greater of (x) prime rate, (y) the federal funds rate plus 0.5% (z) the bank's certificate of deposit rate plus 1%, or (ii) LIBOR plus 0.75%. The credit facility also allows for the Company to finance up to 100% of any acquisitions of companies that are in the business of providing transcriptions-related services. The financing of these acquisitions may be carved out of the revolver and amortized over 20 consecutive quarters. Each acquisition term loan that is created would permanently reduce the remaining borrowings under the revolver.

In addition to acquisitions, the revolver can be used for working capital and general corporate purposes. To the extent any amounts under the revolver are repaid, other than acquisition term loans, the Company may reborrow such amounts. The credit facility requires the Company to maintain certain financial and non-financial covenants, including limitations on capital expenditures and dividends.

For the year ended December 31, 1997, the Company did not incur any interest expense on the revolving credit facility as there were no borrowings on this credit facility during the year. For the years ended December 31, 1995 and 1996, the Company incurred interest expense of $498 and $49 on the revolving credit facility, at a weighted average interest rate of 8.96% and 9.78%. The highest outstanding borrowings under the revolver during 1995 and 1996 were $7,332 and $2,534, respectively.

In connection with the acquisition of Medical Records Corp., MRC entered into a note agreement with a bank. The note was for $7,000 with an interest rate of LIBOR plus 1.65%, which totals approximately 7.3% at December 31, 1997. The note is secured by substantially all of MRC's assets. The agreement requires the payment of interest quarterly along with equal monthly principal payments of $117 through September 2001. The note requires the maintenance of certain financial covenants, including a minimum net income covenant.

                         MEDQUIST INC. AND SUBSIDIARIES
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

6. LONG-TERM DEBT -- (CONTINUED)

In connection with the acquisition of Medical Records Corp., MRC issued seven year, 8% unsecured notes to former shareholders of Medical Records Corp. for $2,000. The notes require the payment of interest quarterly, with annual principal payments of $500 beginning in July 2000.

In December 1995, MedQuist restructured its prior credit facility. In connection with the restructuring, the Company charged to expense, as an extraordinary item, the related deferred financing costs of $826, increasing the 1995 net loss by $545.

In January 1998, the subordinated convertible 6% promissory note was converted into 172 shares of Common stock at a conversion price of $7.48 per share.

Long-term debt maturities as of December 31, 1997, are as follows:

             1998 .................................    $    6,792
             1999 .................................         1,736
             2000 .................................         1,972
             2001 .................................         1,585
             2002 .................................           508
             2003 and thereafter ..................         1,788
                                                       ----------
                                                       $   14,381
                                                       ==========

7. SHAREHOLDERS' EQUITY

On September 9, 1997, the Company effected a three-for-two stock split for all shares of Common stock. Further, on June 15, 1998, the Company effected a two-for-one stock split for all shares of Common stock.

In May 1996, MedQuist consummated a secondary public offering of its Common stock, selling 6,600 shares at a price of $5.67 per share. In June 1996, the underwriters exercised their overallotment option for an additional 922 shares. After deducting the underwriters' discount and offering expenses, the net proceeds to the Company were $39,442.

In connection with the 1992 issuance of a senior subordinated note, the Company sold to the holder for $1,100 warrants to purchase 1,732 shares of Class A and 1,068 shares of Class B Preferred Stock at an exercise price of $2.50 per share. Each share of Class A and Class B Preferred Stock was convertible into one share of Common stock. During 1994, the holder was issued additional warrants and all warrant exercise prices were reset at $2.43, in accordance with the antidilution provisions of the original warrant agreement. Simultaneous with the closing of the secondary stock offering, the Company and the holder agreed that the holder would exercise the warrants by tendering the $7,000 principal amount of the senior subordinated notes and simultaneously converting the shares of Preferred stock received upon such exercise into 2,888 shares of Common stock. As an inducement for the holder to exercise the warrants and convert the Preferred stock, the Company issued the holder 128 additional shares of Common stock. This inducement, valued at $707 or $0.04 per diluted share, has been recorded as a deduction from the net income available to common shareholders in 1996.

                         MEDQUIST INC. AND SUBSIDIARIES
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

7. SHAREHOLDERS' EQUITY

In connection with the Company's May 1994 credit agreement, the Company issued the agent bank warrants to purchase 226 shares of Common stock at an exercise price of $2.25 per share. These warrants were exercised on June 12, 1997 by the agent bank for proceeds to the Company of $508.

In connection with the sale of equity securities to certain investors in 1992 and 1993, warrants to purchase Common stock were issued by MRC to these investors. The warrants were fully vested and exercisable at the date of issuance and have terms which permit conversion into Common stock at specified prices during periods ranging from four to five years. The fair value of the warrants at the date of grant was de minimis and therefore no compensation expense has been recorded in the accompanying financial statements. At December 31, 1996 and 1997, warrants to purchase 194 shares at a weighted average exercise price of $12.69 were outstanding. All of the warrants outstanding at December 31, 1997 are exercisable. The warrants were exercised in 1998.

8. STOCK OPTION PLANS

MedQuist has three stock option plans that provide for the granting of options to purchase an aggregate of 5,860 shares of Common stock to eligible employees (including officers) and nonemployee directors of the Company. Options granted may be at fair market value of the Common stock or at a price determined by a committee of the Company's board of directors. The stock options vest and are exercisable over periods determined by the committee.

Information with respect to MedQuist's options is as follows:


                                                    OPTION PRICE    AGGREGATE
                                       SHARES        PER SHARE      PROCEEDS
                                       ------      -------------    --------
Outstanding, December 31, 1994         1,500       $0.67 -$ 2.25    $  2,510
   Granted ...................           918        2.42 -  3.17       2,594
   Exercised .................          (520)       0.67 -  2.42        (796)
   Canceled ..................          (136)       0.67 -  2.25        (259)
                                       ------      -------------    --------

Outstanding, December 31, 1995         1,762        0.67 -  3.17       4,049
   Granted ...................           961        2.80 -  6.94       4,509
   Exercised .................           (98)       1.14 -  5.13        (226)
   Canceled ..................           (90)               3.17        (285)
                                       ------      -------------    --------

Outstanding, December 31, 1996         2,535        1.14 -  6.94       8,047
   Granted ...................           918        5.21 - 16.52      10,988
   Exercised .................          (533)       1.14 - 10.41      (1,277)
   Canceled ..................           (94)       4.37 - 16.52        (481)
                                       ------      -------------    --------

Outstanding, December 31, 1997         2,826       $1.14 -$16.52    $ 17,277
                                       =====                        ========

At December 31, 1997, there were 1,255 exercisable options at an aggregate exercise price of $3,664 and 624 additional options available for grant under the plans.

                         MEDQUIST INC. AND SUBSIDIARIES
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

8. STOCK OPTION PLANS -- (CONTINUED)

The options outstanding and exercisable by exercise price at December 31, 1997 are as follows:



                                               WEIGHTED
                                                AVERAGE       WEIGHTED                       WEIGHTED
                                               REMAINING      AVERAGE                        AVERAGE
       EXERCISE                NUMBER         CONTRACTUAL     EXERCISE        NUMBER         EXERCISE
       PRICES                OUSTANDING          LIFE          PRICE        EXERCISABLE       PRICE
   ----------------          ----------       -----------     --------      -----------      ---------
   $ 1.14 - $  3.83             1,365            6.15          $  2.40          1,135          $ 2.33
     5.13 -   11.31               894            8.72             6.54             90            6.68
    13.82 -   16.52               567            9.96            14.41             30           13.81
                               ------           -----          -------          -----          ------
                                2,826            7.73          $  6.11          1,255          $ 2.92
                               ======           =====          =======          =====          ======


MRC has reserved 1,291 shares of Common stock for issuance under its Amended and Restated 1992 Employee Stock Option Plan (the "Plan"). The options have been granted at amounts equal to or in excess of the fair market value of MRC's Common stock as determined by the board of directors. The options vest over periods ranging from the date of grant to five years as determined by the board of directors at the date of grant. As of December 31, 1997, the Company had 774 shares outstanding under the Plan and 480 shares available for grant.

The board of directors also has issued options in addition to those issued under the Plan. The number of shares that may be granted under this arrangement has not been limited. These options have been granted at amounts equal to or in excess of fair market value of MRC's Common stock as determined by the board of directors. The options vest over periods ranging from the date of grant to ten years as determined by the board of directors at the date of grant. As of December 31, 1997, the board of directors had granted 647 shares under this arrangement.

                         MEDQUIST INC. AND SUBSIDIARIES
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

8. STOCK OPTION PLANS -- (CONTINUED)

Information with respect to MRC's options is as follows:

                                                                                               WEIGHTED
                                                                                                AVERAGE
                                                                      OPTION PRICE             EXERCISE
                                                    SHARES             PER SHARE                PRICE
                                                    ------            ------------             --------
Outstanding, December 31, 1994                         653         $  8.19 - $13.56          $     12.76
   Granted ................................            659            8.19 -  12.45                 8.70
   Forfeited/canceled .....................           (631)          12.45 -  13.56                12.47
   Exercised  .............................            (36)               8.19                      8.19
                                                    -------        ----------------           ----------

Outstanding, December 31, 1995 ............            645            8.19 -  12.45                 8.64
   Granted ................................            709            8.31 -  10.48                10.09
   Forfeited/canceled .....................            (66)           8.31 -  12.45                 8.44
                                                    -------        ----------------           ----------

Outstanding, December 31, 1996 ............          1,288            8.19 -  12.45                 9.45
   Granted ................................            232                    10.48                10.48
   Forfeited/canceled .....................            (99)           8.31 -  12.45                 9.59
                                                    -------        ----------------           -----------

Outstanding, December 31, 1997 ............          1,421         $  8.19 - $12.45           $     9.37
                                                    ======         =================          ==========

Options exercisable at December 31, 1997 ..            741         $  8.19 - $12.45           $     9.10
                                                    ======         ================           ==========


The weighted average grant date fair value of MRC options granted during 1995, 1996 and 1997 was $8.70, $10.09 and $10.48, respectively. The weighted average remaining contractual life of the MRC stock options outstanding at December 31, 1997 was 8.05 years.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and the related interpretations in accounting for its stock option plans. Had compensation cost for the Company's Common stock options been determined based upon the fair value of the options at the date of grant, as prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income (loss) available to common shareholders would have been the following pro forma amounts:


                                                 YEAR ENDED DECEMBER 31
                                          -----------------------------------
                                           1995         1996           1997
                                          ------      --------       --------
Net income (loss):
   As reported .....................      $   87     $   4,581       $  8,733
   Pro Forma .......................        (758)       (1,893)        (6,656)
Basic net income (loss) per share:
   As reported .....................         .01           .19            .28
   Pro forma .......................        (.07)         (.08)          (.21)
Diluted net income (loss) per share:
   As reported .....................         .01           .17            .26
   Pro forma .......................        (.07)         (.08)          (.21)

                         MEDQUIST INC. AND SUBSIDIARIES
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

8. STOCK OPTION PLANS -- (CONTINUED)

The fair value of the options granted is estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0.0%, volatility of 50.0%-55.0%, risk-free interest rates of 5.3% to 8.0%, and expected lives of five to ten years. The above pro forma amounts may not be indicative of future amounts because option grants prior to January 1, 1995 have not been included and because future option grants are expected.

9. INCOME TAXES

The income tax provision consists of the following:


                                            YEAR ENDED DECEMBER 31
                                   -------------------------------------
                                    1995           1996            1997
                                   -------        -------        -------

Current:
    State and local.......         $   181        $    79        $ 1,176
    Federal ..............             161          1,536          4,317
                                   -------        -------        -------
                                       342          1,615          5,493
Deferred .................            (146)         1,105           (200)
                                   -------        -------        -------
                                   $   196        $ 2,720        $ 5,293
                                   =======        =======        =======

                                           YEAR ENDED DECEMBER 31
                                  --------------------------------------
                                    1995           1996           1997
                                  -------         -------        -------

Continuing operations ....         $   640        $ 2,720        $ 5,293
Discontinued operations:
    Income from operations             796           --             --
    Loss on disposal .....            (959)          --             --
Extraordinary item .......            (281)          --             --
                                   -------        -------        -------
                                   $   196        $ 2,720        $ 5,293
                                   =======        =======        =======

                         MEDQUIST INC. AND SUBSIDIARIES
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

9. INCOME TAXES -- (CONTINUED)

A reconciliation of the statutory federal income tax rate to the effective continuing operations income tax rate is as follows:


                                                             YEAR ENDED DECEMBER 31
                                                        ---------------------------------
                                                        1995           1996          1997
                                                        ----           ----          ----

Statutory federal income tax rate ..................     34.0 %        34.0 %        35.0 %
State income taxes, net of federal benefit .........      6.5 %         3.0 %         3.0 %
Impact of Signal and TLF "S" Corporation status ....    (22.2)%        (8.0)%        (4.9)%
Other ..............................................      3.0 %         5.0 %         4.6 %
                                                         ----          ----          ----
                                                         21.3 %        34.0 %        37.7 %
                                                         ====          ====          ====


Signal and TLF were taxed as an "S" Corporation prior to their mergers with MedQuist. Accordingly, the former Signal and TLF shareholders were taxed individually on their companies' taxable income. Therefore, no tax provision is included in the accompanying supplemental financial statements related to Signal and TLF's net income (see Note 1).

The tax effected temporary differences that give rise to deferred income taxes are as follows:

                                            DECEMBER 31
                                      --------------------
                                      1996            1997
                                     -------         -------
Deferred tax asset:
  Restructuring accruals ....        $   119         $   602
  Carryforwards .............          2,005             338
  Accruals and reserves .....          1,570           2,237
                                     -------         -------

                                     $ 3,694         $ 3,177
                                     =======         =======
Deferred tax liability:
  Accumulated depreciation ...       $(1,522)        $(1,475)
  Accumulated amortization ...        (3,970)         (3,518)
  Deferred compensation ......           224             210
  Other ......................        (1,601)         (1,711)
                                     -------         -------
                                     $(6,869)        $(6,494)
                                     ========        =======

MRC has a net operating loss carryforward of approximately $441 at December 31, 1997 that expires through 2011. MRC also has alternative minimum tax credit carryforwards of $162 at December 31, 1997. It is expected that these carryforwards will be utilized in 1998 prior to MRC's merger with MedQuist.

At December 31, 1997, the tax bases of Signal's net assets approximated their reported amount for financial statement purposes. However, Signal and the Company have elected to treat their merger as an asset purchase for income tax purposes. Accordingly, the Company recorded a deferred tax asset and an increase in additional paid-in capital of approximately $4,600 in the quarter ended September 30, 1998, which represents the tax effect of goodwill that will be recorded for income tax purposes.

                         MEDQUIST INC. AND SUBSIDIARIES
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

10. COMMITMENTS AND CONTINGENCIES

Rent expense for operating leases was $2,433, $5,053 and $4,599 for the years ended December 31, 1995, 1996 and 1997, respectively. Minimum annual rental commitments for noncancelable operating leases having terms in excess of one year as of December 31, 1997, are as follows:


            1998 ..........................           $  4,921
            1999 ..........................              3,899
            2000 ..........................              2,733
            2001 ..........................              1,588
            2002 ..........................                682
            2003 and thereafter ...........                230
                                                      --------
                                                      $ 14,053

The Company has an employment agreement, as amended, with a former Chief Executive Officer who is currently a director of the Company. The agreement entitles this individual to receive retirement benefits of $75 per year for life plus certain other benefits, as defined. Included in other long-term liabilities is $631 and $544 at December 31, 1996 and 1997, respectively, related to these retirement benefits. The employment agreement also requires the Company to loan the former Chief Executive Officer's estate the necessary funds to exercise any options owned by the individual at the time of his death.

The Company has a severance plan for certain executive officers that provides for one-time payments in the event of a change in control, as defined. No liabilities are currently required to be recorded with respect to this plan.

In the normal course of business, the Company is a party to various claims and legal proceedings. Although the ultimate outcome of these matters is presently not determinable, management of the Company, after consultation with legal counsel, does not believe that the resolution of these matters will have a material effect upon the Company's financial position or results of operations.

11. ACQUISITIONS SUBSEQUENT TO DECEMBER 31, 1997

On May 28, 1998, the Company completed the acquisition of approximately 94% of the outstanding capital stock of DDI and on July 31, 1998 acquired the remaining shares. The Company issued 912 shares in exchange for all DDI shares. The acquisition was accounted for using the pooling-of-interests method of accounting. Accordingly, the Company's historical financial statements were retroactively restated to reflect the combination with DDI.

On August 18, 1998, the Company completed the acquisition of Signal, which was accounted for using the pooling-of-interests method. The Company issued 619 shares of its Common stock and approximately $1,500 in cash in exchange for all Signal capital stock. The Company's historical financial statements have been restated to reflect the combination with Signal. Signal and the Company have elected to treat their merger as an asset purchase for income tax purposes. The Company recorded a deferred tax asset of approximately $4,600 that was credited directly to shareholders' equity in the quarter ended September 30, 1998 to reflect the tax effect of goodwill that will be recorded for tax purposes (see
Note 9).

On November 30, 1998, the Company completed the acquisition of TLF, which will be accounted for using the pooling-of-interests method. The Company issued 800 shares of its Common stock for all TLF capital stock.

                         MEDQUIST INC. AND SUBSIDIARIES
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

11. ACQUISITIONS SUBSEQUENT TO DECEMBER 31, 1997 -- (CONTINUED)

Accordingly, the Company's supplemental consolidated financial statements have been restated to reflect the combination with TLF.

On September 18, 1998 the Company signed a definitive merger agreement with MRC and on December 10, 1998, the merger was consummated. Pursuant to the agreement, the Company exchanged each share of MRC Common stock and each share of MRC Preferred stock on an as-converted basis for 0.5163 shares of its Common stock. In total, the Company issued 8,662 shares of its Common stock to the former MRC shareholders and options to purchase an aggregate of 1,543 shares to the former MRC option holders. The MRC merger will be accounted for as a poling-of-interests. Accordingly, the Company's supplemental consolidated financial statements have been restated to reflect the merger with MRC.

Revenue and net income as previously reported for the years ended December 31, 1995, 1996 and 1997, and as restated for the pooling of interests transactions is as follows:

                                                     YEAR ENDED
                                                 DECEMBER 31, 1997
                                             -------------------------
                                             REVENUES       NET INCOME
                                             --------       ----------
MedQuist, as previously reported .....       $ 84,590        $  7,631
DDI ..................................         10,026             616
Signal ...............................          9,294           1,100
TLF ..................................          4,131             712
MRC ..................................        108,117          (1,326)
                                             --------        --------
Restated .............................       $216,158        $  8,733
                                             ========        ========
                                                     YEAR ENDED
                                                 DECEMBER 31, 1996
                                             -------------------------
                                             REVENUES       NET INCOME
                                             --------       ----------
MedQuist, as previously reported .....        $ 61,480        $  3,477
DDI ..................................           6,937             440
Signal ...............................           8,058             842
TLF ..................................           3,934             882
MRC ..................................          71,700          (1,060)
                                              --------        --------
Restated .............................        $152,109        $  4,581
                                              ========        ========
                                                     YEAR ENDED
                                                 DECEMBER 31, 1995
                                             -------------------------
                                             REVENUES       NET INCOME
                                             --------       ----------
MedQuist, as previously reported .....        $ 45,127        $ (1,667)
DDI ..................................           5,058             104
Signal ...............................           7,120           1,135
TLF ..................................           3,172             642
MRC ..................................          49,180            (127)
                                              --------        --------
Restated .............................        $109,657        $     87
                                              ========        ========

                         MEDQUIST INC. AND SUBSIDIARIES

                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

11. ACQUISITIONS SUBSEQUENT TO DECEMBER 31, 1997 -- (CONTINUED)

Prior to their mergers with the Company, Signal and TLF were taxed as "S" Corporations. The above net income (loss) amounts do not include a "C" Corporation income tax provision for Signal and TLF of approximately $672, $637 and $682 for the years ended December 31, 1995, 1996 and 1997, respectively.


12. QUARTERLY SUPPLEMENTAL FINANCIAL DATA (UNAUDITED)

Year Ended December 31, 1997:


                                                       Three Months Ended
                                        --------------------------------------------------
                                        March 31     June 30     September 30  December 31
                                        --------     -------     ------------  -----------
Revenues .........................      $49,914      $52,999       $55,269       $57,976
Income before income taxes .......        3,283        4,557         4,632         1,554
Net income .......................        2,058        2,931         2,910           834
Basic net income per share .......         0.07         0.10          0.10          0.02
Diluted net income per share .....         0.06         0.09          0.09          0.02

                         MEDQUIST INC. AND SUBSIDIARIES

                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
                                 (in thousands)


                                                                             December 31,     September 30,
                                                                                1997             1998
                                                                             ------------     -------------
                                                                                               (unaudited)
                               ASSETS
Current assets:
   Cash and cash equivalents .............................................    $ 14,489          $ 25,207
   Accounts receivable, net of allowance of $1,298 and $1,821 ............      41,819            47,494
   Prepaid expenses and other current assets .............................       7,181             3,666
                                                                              --------          --------
                  Total current assets ...................................      63,489            76,367
Property and equipment, net ..............................................      25,442            27,184
Other assets .............................................................       2,154             4,132
Intangible assets, net ...................................................      82,382            83,116
                                                                              --------          --------
                                                                              $173,467          $190,799

LIABILITIES AND SHAREHOLDERS' EQUITY
  Current liabilities:
   Current portion of long-term debt .....................................    $  6,792          $  2,038
   Accounts payable ......................................................       5,777             4,879
   Accrued expenses ......................................................      14,618            23,736
                                                                              --------          --------
                  Total current liabilities ..............................      27,187            30,653
Long-term debt ...........................................................       7,589             4,982
Other liabilities ........................................................       1,130               751
Deferred income taxes ....................................................       6,188             3,131
Commitments and contingencies (Note 10)
Shareholders' equity:
   Common stock, no par value, 60,000 shares authorized, 32,138 and 33,123
     shares issued and outstanding .......................................        --                --
   Additional paid-in capital ............................................     119,008           127,930
   Retained earnings .....................................................      12,365            22,767
   Unrealized gain on marketable securities ..............................        --                 585
                                                                              --------          --------
                  Total shareholders' equity .............................     131,373           151,282
                                                                              --------          --------
                                                                              $173,467          $190,799
                                                                              ========          ========


        The accompanying notes are an integral part of these statements.

                         MEDQUIST INC. AND SUBSIDIARIES

         SUPPLEMENTAL (UNAUDITED) CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per-share amounts)


                                                 Nine Months Ended September 30,
                                                 -------------------------------
                                                    1997               1998
                                                    ----               ----
Revenues .................................        $ 158,182         $ 199,790
Costs and expenses:
   Cost of revenues ......................          123,112           154,041
   Selling, general and administrative ...           10,692            12,831
   Depreciation ..........................            7,454             9,470
   Amortization ..........................            4,090             2,794
   Transaction costs .....................             --               2,182
                                                  ---------         ---------
                  Total operating expenses          145,348           181,318
Operating income .........................           12,834            18,472
Interest income (expense), net ...........             (362)              211
                                                  ---------         ---------
Income before income taxes ...............           12,472            18,683
Income tax provision .....................            4,573             6,935
                                                  ---------         ---------
Net income ...............................        $   7,899         $  11,748
                                                  =========         =========

Basic net income per share ...............        $    0.25         $    0.36
                                                  =========         =========

Diluted net income per share .............        $    0.24         $    0.34
                                                  =========         =========

Pro forma amounts (Note 3):

   Income before income taxes, as reported        $  12,472         $  18,683

   Income tax provision ..................            5,132             7,405
                                                  ---------         ---------

   Net income ............................        $   7,340         $  11,278
                                                  =========         =========

   Basic net income per share ............        $    0.23         $    0.34
                                                  =========         =========

   Diluted income per share ..............        $    0.23         $    0.33
                                                  =========         =========


        The accompanying notes are an integral part of these statements.

                         MEDQUIST INC. AND SUBSIDIARIES
         SUPPLEMENTAL (UNAUDITED) CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                    Nine Months Ended September 30,
                                                                                    -------------------------------
                                                                                        1997             1998
                                                                                      --------         --------
OPERATING ACTIVITIES:
   Net income (loss) .........................................................        $  7,899         $ 11,748
   Adjustments to reconcile net income (loss) to net cash
   provided by operating activities-
       Compensation expense for stock options ................................             --               404
       Deferred tax provision ................................................             388             (270)
       Loss on disposal of property ..........................................              90                1
       Depreciation and amortization .........................................          11,544           12,264
       Changes in assets and liabilities, excluding
          effects of acquisitions and divestitures--
           Accounts receivable, net ..........................................          (4,873)          (5,362)
           Prepaid expenses and other current assets .........................              78             (824)
           Other assets ......................................................               8             (110)
           Accounts payable ..................................................             435             (898)
           Accrued payroll ...................................................           1,807            2,533
           Accrued expenses ..................................................           1,121            6,689
           Other long-term liabilities .......................................             (69)             (68)
                                                                                      --------         --------
                  Net cash provided by operating activities ..................          18,428           26,107
                                                                                      --------         --------
INVESTING ACTIVITIES:
   Purchases of property and equipment .......................................         (10,397)         (11,203)
   Acquisitions, net of cash acquired ........................................          (5,153)          (5,804)
   Purchases of investments ..................................................           1,202            4,610
                                                                                      --------         --------
             Net cash used in investing activities ...........................         (14,348)         (12,397)
                                                                                      --------         --------
FINANCING ACTIVITIES:
   Net borrowings on revolving line of credit ................................            (329)              60
   Repayments of long-term debt ..............................................          (2,114)          (5,287)
   Repayments of obligations under capital leases ............................            (229)            (380)
   Net proceeds from issuance of Common stock ................................           1,485             --
   Proceeds from exercise of Common stock options ............................            --              1,668
   Distributions .............................................................            (860)          (1,014)
   Repurchase and retirement of Common stock .................................            (467)            --
   Proceeds from the exercise of warrants ....................................            --              1,961
                                                                                      --------         --------
           Net cash used in financing activities .............................          (2,514)          (2,992)
                                                                                      --------         --------
NET INCREASE IN CASH AND CASH EQUIVALENTS ....................................           1,566           10,718
CASH AND CASH EQUIVALENTS, BEGINNINGOF PERIOD ................................          14,940           14,489
                                                                                      --------         --------
CASH AND CASH EQUIVALENTS, END OF PERIOD .....................................        $ 16,506         $ 25,207
                                                                                      ========         ========

Supplemental disclosure of cash flow information:
  Cash paid during period for:
   Interest ..................................................................        $    792         $    467
                                                                                      ========         ========
   Income taxes ..............................................................        $  2,059         $  5,006
                                                                                      ========         ========


         The accompanying notes are an integral part of these statements

                         MEDQUIST INC. AND SUBSIDIARIES
        NOTES TO SUPPLEMENTAL UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

NOTE 1. BASIS OF PRESENTATION

The information set forth in these statements is unaudited. The information reflects all adjustments, consisting of normal recurring adjustments that, in the opinion of management, are necessary for a fair presentation. Results of operations for the period ended September 30, 1998 are not necessarily indicative of the results of operations for the full year. Certain information in footnote disclosures normally included in financial statements have been condensed or omitted in accordance with the rules and regulations of the Securities and Exchange Commission.

On November 30, 1998 and December 10, 1998, the Company consummated the acquisitions of Transcriptions Ltd. of Florida, Inc. ("TLF") and The MRC Group, Inc. ("MRC"), respectively, which will be accounted for using the pooling-of-interests method. Accounting Principles Board Opinion No. 16 precludes the restatement of financial statements for a pooling-of-interests transaction prior to the issuance of financial statements covering a period encompassed by the transaction. Accordingly, the accompanying consolidated financial statements set forth a supplemental presentation of the Company's financial statements retroactively restated to reflect the combinations with TLF and MRC (see Note 3). The accompanying supplemental consolidated financial statements do not include the estimated transaction costs related to the TLF and MRC acquisitions of $9,500, and costs associated with known bonus and severance arrangements with former MRC employees of approximately $1,600, which will be charged to expense in the quarter ended December 31, 1998. In addition, the Company expects to record a restructuring charge in the quarter ended December 31, 1998 for certain costs associated with combining the companies, primarily severance and duplicate faculty leases.

NOTE 2. MRC RESTRUCTURING CHARGES

In 1995, 1996 and 1997, MRC's board of directors approved various management plans which resulted in restructuring charges in the amounts of $347, $644 and $2,075, respectively. The charges were recorded in accordance with the criteria set forth in EITF 94-3; Liability Recognition For Costs To Exit An Activity (Including Certain Costs Incurred In A Restructuring). During the first nine months of 1998, non-cancelable lease costs of $196, asset disposal costs of $291 and severance costs of $110 were paid and charged against the restructuring accrual. At September 30, 1998, the remaining accrued restructuring costs balance in accrued liabilities is $1,136. The components of this balance include $556 for non-cancelable lease costs, $414 for asset disposal costs and $166 for severance and employee contract buy-outs. The Company anticipates that the restructuring will be completed during 1998, however, certain accrued restructuring costs will remain outstanding until all obligations are paid.

NOTE 3. ACQUISITIONS

During 1998, the Company completed three acquisitions accounted for using the purchase method and one immaterial acquisition accounted for using the pooling-of-interest method. Pro forma information is not presented as the acquisitions are not material to the Company.

On May 28, 1998, the Company completed the acquisition of approximately 94% of the outstanding capital stock of Digital Dictation, Inc. ("DDI" and on July 31, 1998 acquired the remaining shares. The Company issued 912 shares in exchange for all DDI shares. The acquisition was accounted for using the pooling-of-interests method of accounting. Accordingly, the Company's historical financial statements were retroactively restated to reflect the combination with DDI.
                                      F-28

                         MEDQUIST INC. AND SUBSIDIARIES
             NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998
                           (UNAUDITED -- IN THOUSANDS)

 NOTE 3. ACQUISITIONS -- (CONTINUED)

On August 18, 1998, the Company completed the acquisition of Signal Transcriptions Network, Inc. ("Signal"), which was accounted for using the pooling-of-interests method. The Company issued 619 shares of its Common stock and $l.5 million in cash in exchange for all Signal capital stock. The Company's historical financial statements have been restated to reflect the combination with Signal. Signal and the Company have elected to treat their merger as an asset purchase for income tax purposes. The accompanying consolidated balance sheets include a deferred tax asset of approximately $4,600 that was credited directly to shareholders' equity in the quarter ended September 30, 1998 to reflect the tax effect of goodwill recorded for tax purposes in the Merger.

On November 30, 1998, the Company completed the acquisition of TLF, which will be accounted for using the pooling-of-interests method. The Company issued 800 shares of its Common stock for all TLF capital stock. Accordingly, the Company's supplemental consolidated financial statements have been restated to reflect the combination with TLF.

On September 18, 1998 the Company signed a definitive merger agreement with MRC and on December 10, 1998, the merger was consummated. Pursuant to the agreement, the Company exchanged each share of MRC Common stock and each share of MRC Preferred stock on an as-converted basis for 0.5163 shares of its Common stock. In total, the Company issued 8,662 shares of its Common stock to the former MRC shareholders and options to purchase an aggregate of 1,543 shares to the former MRC option holders. The MRC merger will be accounted for as a poling-of-interests. Accordingly, the Company's supplemental consolidated financial statements have been restated to reflect the merger with MRC.

Revenues and net income as previously reported for the nine months ended September 30, 1997 and 1998 and as restated for the pooling of interests transactions is as follows:


                                             NINE MONTHS ENDED                NINE MONTHS ENDED
                                            SEPTEMBER 30, 1997               SEPTEMBER 30, 1998
                                        --------------------------      ----------------------------
                                        REVENUES        NET INCOME      REVENUES          NET INCOME
                                        --------        ----------      --------          ----------
MedQuist, as previously reported        $ 60,707        $  5,422        $ 92,914(a)        $  8,258(a)
DDI ............................           7,039             425           6,165(b)             253(b)
Signal .........................           6,834             979           5,281(b)             543(b)
TLF ............................           3,075             490           3,688                522
MRC ............................          80,527             583          91,742              2,172
                                        --------        --------        --------           --------
Restated .......................        $158,182        $  7,899        $199,790           $ 11,748
                                        ========        ========        ========           ========

(a)  Includes DDI and Signal amounts from July 1, 1998.
(b)  Reflects amounts from January 1, 1998 to June 30, 1998.


Prior to their mergers with the Company, Signal and TLF were taxed as "S" Corporations. The above net income amounts do not include a "C" Corporation income tax provision for Signal and TLF of approximately $559 and $470 for the nine months ended September 30, 1997 and 1998, respectively.

                         MEDQUIST INC. AND SUBSIDIARIES
             NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998
                           (UNAUDITED -- IN THOUSANDS)

NOTE 4. NET INCOME PER COMMON SHARE

In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." This statement established new standards for computing and presenting earnings per share and requires the restatement of prior year amounts. The Company adopted SFAS No. 128 effective December 31, 1997.

Basic net income per share is calculated by dividing net income by the weighted average number of shares of Common stock outstanding for the period. Diluted net income per share is calculated by dividing net income by the weighted average number of shares of Common stock outstanding for the period, adjusted for the dilutive effective of Common stock equivalents, which consist of stock options, using the treasury stock method.

The table below sets forth the reconciliation of the numerators and denominators of the basic and diluted net income per share computations:



                                                     NINE MONTHS ENDED SEPTEMBER 30,
                          -----------------------------------------------------------------------------------
                                           1997                                        1998
                          ---------------------------------------     ---------------------------------------
                            NET                         PER SHARE       NET                         PER SHARE
                           INCOME         SHARES         AMOUNT       INCOME          SHARES         AMOUNT
                          -------         ------        ---------     ------          ------        ---------
Basic ............        $ 7,899         31,600        $   0.25      $11,748         32,322        $   0.36
Effect of dilutive
   securities ....           --            1,531           (0.01)        --            2,308           (0.02)
                          -------        -------        --------      -------        -------        --------

Diluted ..........        $ 7,899         33,131        $   0.24      $11,748         34,630        $   0.34
                          =======        =======        ========      =======        =======        ========

NOTE 5. NEW ACCOUNTING PRONOUNCEMENT

In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of and Enterprise and Related Information." This statement establishes new standards for segment reporting in the financial statements and is effective for fiscal years beginning after December 15, 1997. Management believes that SFAS No. 131 will have no effect on the Company's financial statements

NOTE 6. SHAREHOLDERS' EQUITY

On September 9, 1997, the Company effected a three-for-two stock split for all shares of Common stock. On June 15, 1998, the Company effected a two-for-one stock split for all shares of Common stock. All shares and per share amounts have been restated for the stock splits.

                                     PART II

                   Information not Required in the Prospectus

Item 14. Other Expenses of Issuance and Distribution.

     The following table shows the estimated expenses of the issuance and distribution of the securities offered.

SEC Registration Fee......................................   $   6,777*  Legal
Fees and Expenses.........................................       2,000**
Accounting fees and expenses..............................       2,000**
Transfer agent and registrar fees.........................       1,000**
Printing and Miscellaneous................................       1,000**
                                                             ---------
-------
TOTAL.....................................................   $  12,777
                                                             =========
-------------------
*  Actual
** Estimated.

Item 15. Indemnification of Directors and Officers

     Section 14A:3-5 of the Business Corporation Act of the State of New Jersey ("NJBCA") permits each New Jersey business corporation to indemnify its directors, officers, employees and agents against expenses and liability for each such person's acts taken in his or her capacity as a director, officer, employee or agent of the corporation if such actions were taken in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. Article 10 of the Company's Bylaws provides that the Company, to the full extent permitted by Section 14A:3-5 of the NJBCA, shall indemnify all past and present directors or officers of the Company and may indemnify all past or present employees or other agents of the Company. To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in such Article 10, or in defense of any claim, issue, or matter therein, he or she shall be indemnified by the Company against expenses in connection therewith. Such expenses shall be paid by the Company in advance of the final disposition of the action, suit or proceeding as authorized by the Company's Board of Directors upon receipt of an undertaking to repay the advance if it is ultimately determined that such person is not entitled to indemnification.

     The Company has a policy insuring it and its directors and officers against certain liabilities, including liabilities under the Securities Act.

     Reference is made to Item 17 of this Registration Statement for additional information regarding indemnification of directors and officers.

Item 16. Exhibits

4.1 Specimen Stock Certificate [incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-1 (No. 333-3050) filed with the Commission on April 1, 1996 (the "Registration Statement").

5.1 Opinion of John M. Suender, Senior Vice President and General Counsel, filed herewith.

23.1     Consent of Arthur Andersen LLP, filed herewith.

23.2     Consent of Arthur Andersen LLP, filed herewith.

23.3     Consent of Skoda, Minotti, Reeves & Co., filed herewith.

23.4 Consent of John M. Suender, Senior Vice President and General Counsel (included in Exhibit 5.1 to this Registration Statement).

24.1     Powers of Attorney.   (Included on the Signature Page.)


Item 17. Undertakings.

          (a) The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement;

               (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                        SIGNATURES AND POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Marlton, State of New Jersey, on December 24, 1998.


                                    MEDQUIST INC.


                                    By: /s/ David A. Cohen
                                       ------------------------
                                    David A. Cohen
                                    Chairman and Chief Executive Officer



     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David A. Cohen and John R. Emery, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including, without limitation, post-effective amendments) to this Registration Statement and any registration statement filed under Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on December 24, 1998 in the capacities indicated:

       Signatures                       Title
       ----------                       -----
    /s/ David A. Cohen                  Chairman and Chief Executive Officer
 -----------------------------          (principal executive officer)
        David A. Cohen



   /s/ John R. Emery                    Senior Vice President, Treasurer and
------------------------------          Chief Financial Officer
       John R. Emery                    (principal financial officer and
                                        principal accounting officer)


  /s/ John A. Donohoe, Jr.              President, Chief Operating Officer
------------------------------          and Director
      John A. Donohoe, Jr.



  /s/ James R. Emshoff                  Director
------------------------------
      James R. Emshoff

                    [EXECUTIONS CONTINUED ON FOLLOWING PAGE]

  /s/ William T. Carson                 Director
------------------------------
      William T. Carson



  /s/ Richard J. Censits                Director
------------------------------
      Richard J. Censits



  /s/ John T. Casey                     Director
------------------------------
      John T. Casey



  /s/ A. Fred Ruttenberg                Director
------------------------------
      A. Fred Ruttenberg



  /s/ John H. Underwood                 Director
------------------------------
      John H. Underwood



  /s/ Terrence J. Mulligan              Director
------------------------------
      Terrence J. Mulligan



  /s/ R. Timothy Stack                  Director
------------------------------
      R. Timothy Stack



  /s/ Edward L. Samek                   Director
------------------------------
      Edward L. Samek



  /s/ Bruce K. Anderson                 Director
------------------------------
      Bruce K. Anderson



  /s/ Richard H. Stowe                  Director
------------------------------
      Richard H. Stowe